UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
(Amendment No. 2)

Under the Securities Exchange Act of 1934

VERINT SYSTEMS INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of class of securities)
92343X100
(CUSIP number)
Shefali A. Shah, Esq.
Comverse Technology, Inc.
810 Seventh Avenue
New York, NY 10019
(212) 739-1000

with a copy to:

David E. Zeltner, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153

(Name, address and telephone number of person authorized to receive notices and communications)
January 10, 2011
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

CUSIP No. 92343X100	13D	Page 2

1.	NAME OF REPORTING PERSON: COMVERSE TECHNOLOGY, INC.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	Not applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	28,859,718*
	8.	SHARED VOTING POWER:	- 0 -
	9.	SOLE DISPOSITIVE POWER:	28,859,718*
	10.	SHARED DISPOSITIVE POWER:	- 0 -
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		28,859,718*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		61.3%*
14.	TYPE OF REPORTING PERSON:		CO
*Reflects beneficial ownership prior to the sale of any shares of Common Stock of the Issuer by the Reporting Person pursuant to the Underwriting Agreement (as defined in Item 4 below) and assumes conversion of Series A Convertible Perpetual Preferred Stock (the “Series A Preferred Stock”) on the date of this Amendment.  The percentage of class is calculated based upon 47,062,156 shares of Common Stock outstanding, representing 36,791,461 shares of Common Stock outstanding as of December 24, 2010 and 10,270,695 shares of Common Stock issuable to the Reporting Person assuming conversion of the Series A Preferred Stock, as reported by the Issuer in its Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on January 7, 2011.

This Amendment No. 2 (this “Amendment”) amends the Schedule 13D filed by Comverse Technology, Inc., a New York corporation (the “Reporting Person”) with the Securities and Exchange Commission (the “Commission”) on June 1, 2007, as amended on July 19, 2010 (the “Schedule 13D”), and is being filed by the Reporting Person with respect to the common stock, par value $0.001 per share (the “Common Stock”) of Verint Systems Inc., a Delaware corporation (the “Issuer”).  Capitalized terms used herein but not defined shall have the meaning attributed to them in the Schedule 13D.

Item 2.

Item 2(b) – (f) is supplemented as follows:

(b) – (c)                  The name, residence or business address, present principal occupation or employment of each director and executive officer of the Reporting Person is set forth on Schedule A hereto, and is incorporated herein by reference.

(d)        Neither the Reporting Person, nor to the best knowledge of the Reporting Person, any of the persons identified on Schedule A hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)        Neither the Reporting Person, nor to the best knowledge of the Reporting Person, any of the persons identified on Schedule A hereto has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)        The citizenship of each of the persons identified on Schedule A hereto is set forth in Schedule A hereto and is incorporated herein by reference.

Item 4.	Purpose of Transaction.

Item 4 is supplemented as follows:

The Reporting Person entered into an Underwriting Agreement (the “Underwriting Agreement”), dated as of January 10, 2011, with the Issuer and the representative of the underwriters named therein, pursuant to which the Reporting Person agreed to sell to the underwriters an aggregate of 2,000,000 shares of Common Stock owned by the Reporting Person (the “Offered Securities”) at a purchase price of $35.00 per share less the underwriting discounts and commissions.

The Underwriting Agreement provides that the underwriters are obligated to purchase the Offered Securities.  The Underwriting Agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

The Reporting Person has granted to the underwriters a 30-day option to purchase an aggregate of 300,000 additional shares of Common Stock (the “Optional Securities”) at the public offering price less the underwriting discounts and commissions.  The option may be exercised only to cover any over-allotments of Common Stock.

Pursuant to a written demand made by the Reporting Person on July 16, 2010, the Issuer filed with the Commission a registration statement on Form S-1 (No. 333-169025), covering the registration of the Offered Securities and the Optional Securities under the Securities Act of 1933, as amended (the “Act”), and such registration statement, as amended, was declared effective under the Act on January 10, 2011.

The Issuer and the Reporting Person have agreed not to directly or indirectly offer, sell or otherwise dispose of any shares of Common Stock or securities that may be converted into or exchanged or exercised for shares of Common Stock for a period of 90 days after January 10, 2011, subject to certain exceptions or with the prior written consent of the representative of the underwriters.  These lock-up provisions will not apply to certain transactions, including the following:

•    the issuance by the Issuer of securities in an amount not to exceed in the aggregate 15% of the Issuer’s outstanding capital stock as of January 10, 2011 as consideration in, or in a capital raising transaction the proceeds of which are used for, any merger, acquisition, or other business combination, subject to the recipients agreeing to be bound by the terms of a similar lock-up agreement;
•    any transfer by the Reporting Person of the Issuer’s securities pursuant to a merger, acquisition, or other business combination involving the Issuer or a tender offer for any or all outstanding shares of Common Stock; and
•    following the 45th day (trigger date) after January 10, 2011, (i) any transfer by the Reporting Person of the Issuer’s securities representing not more than 10% of the Issuer’s securities outstanding as of January 10, 2011 in a transaction that does not require the registration of the securities under the Act, (ii) the transfer by the Reporting Person of all of the Issuer’s securities held by it, or (iii) any grant by the Reporting Person of a security interest in the Issuer’s securities held by it for the benefit of a lender, provided in each case that the transferee or grantee, as applicable, agrees to be bound by the terms of a similar lock-up agreement.

The executive officers and directors of the Issuer as of the date of the offering, certain of whom are officers or directors of the Reporting Person, have agreed not to directly or indirectly offer, sell or otherwise dispose of any shares of Common Stock or securities that may be converted into or exchanged or exercised for shares of Common Stock for a period of 45 days after January 10, 2011, subject to certain exceptions or with the prior written consent of the representative of the underwriters.  These lock-up provisions will not apply to certain transactions by such executive officers and directors, including any transfer of the Issuer’s securities:

• by such person pursuant to a merger, acquisition, or other business combinations involving the Issuer or a tender offer for any or all outstanding shares of Common Stock; and

•    solely to pay any withholding taxes in connection with the scheduled vesting of restricted stock and restricted stock unit grants during the lock-up period (representing the sale of approximately 90,000 shares of Common Stock in the aggregate).

In the event that either (1) during the last 17 days of the relevant lock-up period or the last 17 days prior to the trigger date, the Issuer releases earnings results or material news or a material event relating to the Issuer occurs or (2) prior to the expiration of the relevant lock-up period or prior to the trigger date, the Issuer announces that it will release earnings results during the 16-day period beginning on the last day of the relevant lock-up period or on the trigger date, then in each case the relevant lock-up period or the trigger date will be extended until the expiration of the 18-day period beginning on the date of release of the earnings results or the occurrence of the material news or material event, as applicable, unless the representative of the underwriters waives, in writing, such extension.

The foregoing description of the Underwriting Agreement is not complete and is qualified in its entirety by the Underwriting Agreement, a copy of which is attached to this Amendment as Exhibit 1 and is incorporated herein by reference.

Although the Reporting Person has agreed to sell up to 2,300,000 shares of Common Stock pursuant to the Underwriting Agreement, it intends to continue to retain beneficial ownership of equity securities of the Issuer that represents a majority of the voting power of the Issuer with respect to the election of directors.

Item 5.                                Interests in the Securities of the Purchaser.

Item 5 is supplemented as follows:

(a) and (b)                            The responses of the Reporting Person to Rows (7) through (13) of the cover pages of this Amendment are incorporated herein by reference.  As of the date of this Amendment, the Reporting Person holds 18,589,023 shares of Common Stock and 293,000 shares of Series A Preferred Stock.

Each share of Series A Preferred Stock is convertible, at the option of the holder, into a number of shares of Common Stock equal to the liquidation preference then in effect divided by the conversion price then in effect, which was initially set at $32.66, subject to adjustment.  The liquidation preference is an amount equal to the issue price of $1,000 per share of Series A Preferred Stock plus the sum of all accrued and unpaid dividends, whether or not declared.  The initial conversion rate, which is subject to adjustment, was 30.6185 shares of Common Stock for each share of Series A Preferred Stock.  In addition, each share of Series A Preferred Stock entitles its holder to the number of votes equal to the number of shares of Common Stock into which such share of Series A Preferred Stock was initially convertible based on a conversion rate equal to the issue price of $1,000 per share of Series A Preferred Stock divided by $32.66, the conversion price in effect on the issue date.

In addition, cash dividends are cumulative and are accrued quarterly on the Series A Preferred Stock at a specified dividend rate on the liquidation preference at such time.  Dividends are paid only if declared by the Issuer’s board of directors.  Initially, the specified annual dividend rate was 4.25%.  Effective February 1, 2008, the dividend rate on the Series A Preferred Stock was reset to 3.875%.  This rate was only subject to future change in the event that the Issuer was unable to obtain approval of the issuance of shares of Common Stock underlying the Series A Preferred Stock upon conversion.  On October 5, 2010, the Issuer’s stockholders approved the issuance of the shares of Common Stock underlying the Series A Preferred Stock and accordingly, the dividend rate is no longer subject to change.  The Issuer is currently prohibited from paying cash dividends on the Series A Preferred Stock under the terms of a covenant in the Issuer’s credit agreement.  The Issuer may, in its absolute discretion, pay such dividends in shares of Common Stock.  The Common Stock issued in payment or partial payment of a dividend, when and if declared, would be valued for such purpose at 95% of the average of the daily volume weighted average stock price for each of the five consecutive trading days ending on the second trading day immediately prior to the record date for such dividend.  Through the date of this Amendment, no dividends have been declared or paid on the Series A Preferred Stock.  Through October 31, 2010, cumulative, undeclared dividends on the Series A Preferred Stock were $42.4 million.

On the date of this Amendment, the 18,589,023 shares of Common Stock held by the Reporting Person represent a beneficial ownership of approximately 50.5% of the outstanding Common Stock (which percentage is calculated based upon 36,791,461 shares of Common Stock outstanding as of December 24, 2010, as reported in the Issuer’s Registration Statement on Form S-1/A filed with the Commission on January 7, 2011).  If, on the date of this Statement, the Reporting Person had converted the Series A Preferred Stock into Common Stock, the Reporting Person would have beneficially owned 28,859,718 shares of Common Stock representing approximately 61.3% of the Common Stock (which percentage is calculated based upon 47,062,156 shares of Common Stock outstanding, representing the number of shares of Common Stock outstanding as of December 24, 2010, as reported in the Issuer’s Registration Statement on Form S-1/A filed with the Commission on January 7, 2011, and the shares of Common Stock issuable to the Reporting Person assuming conversion of the Series A Preferred Stock).  The Reporting Person has the sole voting power and sole dispositive power with respect to all of the shares of Common Stock beneficially owned by it.

Except as described above, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the persons listed on Schedule A hereto beneficially owns any shares of Common Stock.

(c)        Neither the Reporting Person nor, to the best of knowledge of the Reporting Person, any of the persons listed on Schedule A hereto has effected any transactions in shares of Common Stock in the past sixty days.

(d)        Not applicable.

(e)        Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is supplemented as follows:

The information set forth in Item 4 of this Amendment in respect of the Underwriting Agreement is incorporated herein by reference.  The description of such agreement is qualified in its entirety by reference to such agreement.

Except as disclosed in this Amendment, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 (as it relates to any of the persons listed on Schedule A hereto, to the best knowledge of the Reporting Person) and between such persons and any other person with respect to any of the securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.                                Material to be Filed as Exhibits.

Exhibit No.	Description

1
Underwriting Agreement, dated as of January 10, 2011, by and among Verint Systems Inc., Comverse Technology, Inc. and Credit Suisse Securities (USA) LLC, acting on behalf of itself and as representative of the underwriters.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 11, 2011

COMVERSE TECHNOLOGY, INC.

	By:	/s/ Shefali A. Shah
		Name:	Shefali A. Shah
		Title:	Senior Vice President and General Counsel

Exhibit Index

Exhibit No.	Description

1
Underwriting Agreement, dated as of January 10, 2011, by and among Verint Systems Inc., Comverse Technology, Inc. and Credit Suisse Securities (USA) LLC, acting on behalf of itself and as representative of the underwriters.

Schedule 1

DIRECTORS AND EXECUTIVE OFFICERS
OF COMVERSE TECHNOLOGY, INC.

The name, residence or business address, title, present principal occupation or employment of each of the directors and executive officers of Comverse Technology, Inc. are set forth below.

Name	Residence or Business Address	Occupation or Employment	Citizenship
Raz Alon (Director)	2225 East BayShore Road, Suite 219 Palo Alto, CA 94303	Chairman, TopView Ventures LLC	United States; Israel
Susan D. Bowick (Director)	191 Clayton Lane, #404 Denver, CO 80206	Consultant to Joint Venture of Nokia Corporation and Siemens A.G.	United States
Charles J. Burdick (Chairman of the Board)	810 Seventh Avenue New York, NY 10019	Former Chief Executive Officer, HIT Entertainment Plc	United States
Andre Dahan (Director)	810 Seventh Avenue New York, NY 10019	President and Chief Executive Officer	United States; Israel
Robert Dubner (Director)	810 Seventh Avenue New York, NY 10019	Independent Consultant	United States
Richard N. Nottenburg (Director)	71 Ettl Circle Princeton, NJ 08540	Former President, Chief Executive Officer and Director, Sonus Networks Inc.	United States
Joseph O’Donnell (Director)	810 Seventh Avenue New York, NY 10019	Former Chief Executive Officer, Inmar Inc.	United States
Augustus K. Oliver (Director)	152 West 57th Street, 46th Floor New York, NY 10019	Managing Member, Oliver Press Partners, LLC	United States
A. Alexander Porter, Jr. (Director)	666 Fifth Avenue, Suite 3403 New York, NY 10103	Founder and Principal, Porter Orlin LLC	United States
Theodore H. Schell (Director)	1230 Avenue of the Americas New York, NY 10020	Managing Director, Liberty Associated Partners LLP	United States
Mark C. Terrell (Director)	810 Seventh Avenue New York, NY 10019	Former Partner in Charge and Executive Director of KPMG’s Audit Committee Institute	United States
Dror Bin	29 Habarzel Street Tel Aviv, Israel 69710	Executive Vice President and President, Global Sales of Comverse, Inc.	Israel

Joel Legon	810 Seventh Avenue New York, NY 10019	Senior Vice President and Interim Chief Financial Officer	United States
Gabriel Matsliach	1025 Briggs Road Suite 100 Mt. Laurel, NJ 08054	Senior Vice President, Global Products and Operations of Comverse, Inc.	United States; Israel
Philip H. Osman	80 Cottontail Lane Somerset, NJ 08873	Senior Vice President, Global Services of Comverse, Inc.	United States
Shefali A. Shah	810 Seventh Avenue New York, NY 10019	Senior Vice President, General Counsel and Corporate Secretary	United States